EXHIBIT 23.11B

AMENDMENT TO AGREEMENT DATED JUNE 9, 2003 BETWEEN THE
COMPANY AND LAS ASUNCION NEGOCIACION MINERA S.A.C.
REGARDING THE EL GALENO PROPERTY

TRANSLATION

Mister Notary:

Kindly enter in your Public Deed Register the Option Amendment Agreement of the Mining Rights Transfer entered into by and between La Asunción Negociación Minera S.A.C (ASUMIN), with Tax Nº 20338786728, domiciled in Casimiro Ulloa Nº 176, Departament 5, of Miraflores District, Province and Department of Lima, duly represented by Mr. Gerardo Miguel Rojas Armas, identified with Identity Card N° 07858807 and Mr. Waldo Delfín Rojas Armas, identified with Identity Card N° 07858843, both empowered as per recorded in the Entry N° 03011466 of the Legal Entities Registry of Lima, hereinafter “THE TITLEHOLDER” of one part; and Lumina Copper SAC, with Tax N° 20506363480, duly represented by Mr. Luis Rodríguez Mariátegui Canny, identified with Voter Card N° Nº08798881, as per Powers of Attorney registered in the Entry N°00011480480 of the Legal Entities Registry of Lima and domiciled in Miguel Aljovín Nº 530 of the District of Santiago de Surco, Province and Department of Lima; hereinafter “LUMINA” of the other part; in the following terms and conditions:

FIRST: BACKGROUND

THE TITLEHOLDER and LUMINA have entered into an Option to Transfer Mining Rights Agreement (hereinafter the Option Agreement) upon de following mining concessions (hereinafter the MINING RIGHTS):

(a)
“El Galeno”, 591.3231 hectares, Code N° 0300X2984X01, which title was approved by Departmental Resolution Nº 4701-97-RPM dated June 23rd, 1997, located in the District of Encañada, Province of Celendín, Department of Cajamarca;

(b)
“El Galeno I”, 274.5658 hectares, Code N° 0300X3250X01, which title was approved by Departmental Resolution Nº 4669-97-RPM dated June 23rd, 1997, located in the District of Sorochuco, Province of Celendín, Department of Cajamarca;

(c)
“El Galeno II”, 349.9138 hectares, Code N° 0300X3255X01, which title was approved by Departmental Resolution Nº 03329-2000-RPM dated August 25th, s000, located in the District of Sorochuco, Province of Celendín, Department of Cajamarca;

(d)
“Galeno 10”, 22.02 hectares, Code N° 01-04099-95, which title was approved by Departmental Resolution Nº 7536-96-RPM dated November 19th, 1996, located in the district of Encañada, Province of Celendín, Department of Cajamarca;

(e)
“Galeno 11”, 326.63 hectares, Code N° 01-04097-95, which title was approved by Departmental Resolution Nº 5308-97-RPM, dated June 30th, 1997, located in the District of Encañada, Province of Celendín, Department of Cajamarca.

SECOND. - REPRESENTATIONS AND WARRANTIES:

2.1	THE TITLEHOLDER hereby represents and warrants that at the date of execution of this agreement:

(a)
ASUMIN has all the corporate powers and the authority to enter into the Amendment Agreement to the Option to Transfer Mining Rights as well as to grant the Option to LUMINA, being empowered to enter into and to perform all acts undertaken by ASUMIN by means of this document, and no prior approval is required from any entity whatsoever.

(b)
Except for those provisions mentioned in sub-section 1.2 of the Option Agreement referred to the status of the Mining Concession Galeno II, the MINING RIGHTS are in good standing, free and clear of any contingencies, liens or encumbrances, and there are no oppositions by any priority rights of third parties, as well as no judicial or extra judicial actions nor agreement that may affect or limit: (i) their free transfer, (ii) the unlimited access of LUMINA to the areas comprised within the MINING RIGHTS (iii) or the entering into of this Agreement. Likewise, they are not subject to any assignment, mining option, joint venture or the like and they are not challenged for any reason whatsoever.

(c)
The MINING RIGHTS are totally up to date with the payment of the Concession Fees corresponding to each one of them for all the fiscal years from the date of their petition up to the concession fees for year 2002, which payment due on June 2002. With respect to the penalty for not meeting the annual minimum production or investment established in article 40 of the Single Text of the Mining Law approved by Supreme Decree N° 014-92-EM and its amendments, extensions, regulations and other connected thereto (Mining Law) the MINING RIGHTS have not been subject to such payment until year 2002.

(d)
The MINING RIGHTS are incorporated in the Official Mining Map with definitive UTM co-ordinates and has no knowledge of any priority right within their areas; likewise, has no knowledge of neighbour or bordering mining rights pending of definitive incorporation to the Official Mining Map.

	(e)	The MINING RIGHTS are not comprised within any Protected Natural Area, their Cushion Area and/or any Reserved Area, and have not been declared as Urban Area or Urban Development Area.

	(f)	The administrative and registration steps corresponding to the MINING RIGHTS have been accomplished with all the formalities for granting the concession title, as provided by law.

	(g)	THE TITLEHOLDER has not failed to comply whether directly or through authorised third parties prior to entering into this agreement, with any law,

regulation or permit related to the exercise of the mining activities corresponding to them as TITLEHOLDER of the MINING RIGHTS, neither violated any provision related to the environmental protection, there being no environmental conditions that may affect the MINING RIGHTS.

(h)
THE TITLEHOLDER has complied with all the formal obligations applicable to the MINING RIGHTS in accordance with the Mining Law, being up to date with all the declarations, assessments, studies, payments and all other requirement of law.

2.2
If LUMINA verifies that THE TITLEHOLDER’s title to the MINING RIGHTS is: (i) defective, (ii) deficient, (iii) corrupted, (iv) limited to its free assignment contemplated in sub-section 8.4 of the Option Agreement and its transfer, (v) challenged; LUMINA may file all legal actions deemed necessary which shall be borne by THE TITLEHOLDER to remedy such defects, limitations or corruption without any responsibility for LUMINA, who shall be entitled to deduct from the disbursements provided in sub-section 3.4 of the Option Agreement all the expenses actually incurred in the defence of the title without prejudice to THE TITLEHOLDER ‘s obligation to co-operate with LUMINA in all those acts deemed necessary to that end and committing itself to obtain the widest righting of law. This deduction shall not proceed in case the title and the exercising of the mining activity on the mining rights were affected as a consequence of the obligations undertaken by LUMINA under the Option Agreement.

2.3
LUMINA hereby represents and warrants that it has the corporate power and enough authority as to enter into this Option Amendment Agreement and that not other consent or approval in connection with this Agreement is required.

2.4
THE TITLEHOLDER and LUMINA hereby represent that this Option Amendment Agreement is not subject to any regulatory approval nor consent of any nature whatsoever, although subsequent actions of LUMINA or any of its affiliates may require approval related to the stock exchange or of any other kind. In any case any commitment in this extreme shall not affect the title of THE TITLEHOLDER on the MINING RIGHTS.

THIRD.- AMENDMENT OF THE OPTION AGREEMENT

THE TITLEHOLDER and LUMINA hereby agree to modify sub-sections 3.2, 3.3 and 3.4.2 of sub-section 3.4 of Section Third of the Option Agreement, which shall be worded as follows:

“3.2

Transfer Price

The Transfer Price for 100% of the MINING RIGHTS, including their constituents, accessories and other parts that are part of the Option, is US$2,000,000 (Two million and 00/100 Dollars of the United States of America). This amount could be eventually increased proportionally to the increase of the Retraction Token as agreed in sub-section 3.4.2 of the Option Agreement or sub-section 3.4.1 modified in accordance with this Amendment Agreement; or it could be reduced as provided in sub-section 3.4.3 of the

Option Agreement. Finally, the Transfer Price shall be equal to the corresponding amount to be paid as Retraction Token as agreed in sub-section 3.4 of the Option Agreement.

In addition to the Transfer Price and also as consideration for the transfer of the MINING RIGHTS, including their constituents and accessories parts, upon exercising the Option, LUMINA shall pay to THE TITLEHOLDER the amounts provided in sub-section 3.7 of the Option Agreement in the opportunities stipulated therein. The Retraction Token shall not be imputed to the Deferred Price which shall not be subject to any adjustment whatsoever.”

“3.3	Term of the Option

(a) The term of the Option is forty eight (48) days as of the date of execution of the Option Agreement.

(b)
Prior to the expiration of the forty-eight month of the Option, LUMINA may extend, at its own decision, the term of the Option up to thirty six (36) additional months to the forty eight months agreed in the foregoing paragraph (a). The extension could be made (i) in three periods of twelve (12) months each one provided that the intention is notified prior to the expirations of the Option term; or (ii) alternatively at LUMINA’s decision the Option may be extended to only one period of thirty six (36) months. The new terms shall be counted from the day following the expiration of the forty eight (48) months agreed in the foregoing paragraph (a) of this sub-section 3.3, or the expiration of the extended term, as the case may be. The extension or extensions as the case may be, shall be made by means of letter through a notary.

(c)
The Option term is compulsory for THE TITLEHOLDER and voluntary for LUMINA. Accordingly, LUMINA may terminate the Option at any time by giving notice to THE TITLEHOLDER through a notary. The termination shall be effective upon the 30 calendar day following the date of receipt of the notice. If the Option termination takes place, both parties shall be stating their conformity in doing so as signal of not having anything to claim from each other for such termination, and LUMINA must comply within the terms stipulated in the Option Agreement with all its obligations due before or at the date of the Option termination.”

“3.4. (...)	Retractaction Token .-

3.4.2
If LUMINA decides to extend the Option term as mentioned in paragraph (b) of sub-section 3.3 of Third Clause, as modified in this Option Amendment Agreement, the payment of US$1,120,000.00 (One Million One Hundred and Twenty Thousand Dollars of the United States of America) provided in paragraph (g) of sub-section 3.4.1 of the Option Agreement, shall be postponed until expiration of the extended term Option. Additionally to the payments established in subsection 3.4.1 of the Option Agreement, LUMINA shall pay to THE

TITLEHOLDER as Retraction Token the amount of US$100,000.00 (One Hundred Thousand and 00/100 Dollars of United States of America) for each twelve months extended period, which shall be fully paid upon starting each extended period. The 50% of these payments for the extended period or periods shall be imputed to the final payment provided in paragraph (g) of sub-section 3.4.1 which is postponed until the Option exercise.

Thus, as an example, of the US$100,000.00 (One hundred thousand dollars of United States of America) that are to be paid at the forty eight (48) months, sixty (60) months and seventy two (72) months, if LUMINA has extended the Option up to such periods, 50% per cent of said amounts, that is, US$ 50,000 (Fifty Hundred Thousand dollar of United States of America) shall be discounted from the US$1,120,000.00 (One Million One Hundred and Twenty Thousand Dollars of the United States of America) which payment remained postponed, so if the option is extended only for twelve months the amount to be paid to exercise the Option shall be US$ 1’070,000; if the Option is extended for two periods of twelve months each the amount to be paid to exercise the Option shall be US$ 1’020,000; and if the Option is extended for three periods of twelve months the amount to be paid to exercise the Option shall be US$ 970,000.00. If LUMINA decides to extend the Option for only one period of 36 months, as provided in (ii) of paragraph (b) of the amended subsection 3.3., it shall pay the amount of US$ 100,000 upon expiration of the 48, 60 and 72 months, provided that the Option is in full force and effect in each one of said opportunities and upon expiration of the 84 month shall pay US$ 970,000 to exercise the Option.

The above mentioned shall be understood only as an example, since as already agreed in sub-section 3.4.3 of the Option Agreement, the Retraction Token payments agreed in this sub-section 3.4.3 are subject to adjustments. For purposes of the adjustments, the date of calculation shall be the date in which the payment is made.

FORTH.- SECTIONS REMAINING IN FULL FORCE AND EFFECT AND DEFINITIONS

4.1	All covenants contained in the Option Agreement that have not been expressly modified by this Option Amendment Agreement, including the rules referred to arbitration, remain in full force and effect..

4.2	All definitions contained in the Option Agreement apply to this Option Amendment Agreement.

FIFTH.- TERM OF THE AGREEMENT

If any of the covenants contained in this Option Amendment Agreement become null or voidable the remaining provisions contained in the Option Agreement or in this Option

Amendment Agreement shall remain in full force and effect to the extent they may be separated.

The provision contained in Article 225 of the Peruvian Civil Code shall apply to this Agreement in the sense that any eventual nullity for violation of an imperative rule shall not imply the nullity of the act of law but its substitution by the imperative rule. Without prejudice to the foregoing, THE TITLEHODLER and LUMINA undertake to reflect the covenants that might be declared null or voidable in a way that such covenants shall not be challenged.

SIXTH.- EXPENSES

All the notary and registration expenses arising in connection with this Option Amendment Agreement shall be borne by LUMINA.

Mr. Notary, kindly add the clauses required by law as well as the necessary inserts, sending the corresponding copies to the Public Register for its registration in the MINING RIGHTS entries.

Executed in Lima, in signal of conformity, this 30th day of May of 2003.

Luis Rodríguez-Mariategui Canny	Gerardo Miguel Rojas Armas
Voter Card N° 08798881	Identity Card N°07858807
LUMINA	THE TITLEHOLDER

Waldo Delfín Rojas Armas
Identity Card N° 078558843
THE TITLEHOLDER

Gerardo Miguel Rojas Armas
Identity Card N° 07858807